GERSTEN SAVAGE LLP	600 LEXINGTON AVENUE NEW YORK NY 10022-6018 T: 212-752-9700 F: 212-980-5192 INFO@GERSTENSAVAGE.COM

August 4, 2011

Via EDGAR and overnight mail
Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1 Filed June 3, 2011
File No. 333-174703

Dear Mr. Dobbie:

We are counsel to Prime Time Travel, Inc.  (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated June 30, 2011 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment                      1.   We note that some information in your prospectus differs from the information included on your website at www.primetimetravelsports.com. For example, the website appears to state that you have been conducting tours since year 1999 and lists management in Our People section that differs from the officers and directors listed in your prospectus. Please revise your disclosure in the prospectus or advise us why this information is not inconsistent.

Response:                     The Company’s website at the time of filing was for “informational purposes” only and was not updated to reflect changes that have occurred within the Company as of the time of filing.  However, in response to your comment, the Company has updated its website to include the name and biography of the Company’s Secretary.  In addition, please be advised that the Company’s website also includes the names and biographies of two (2) high-school coaches who are affiliated with the travel programs offered by the Company, but are not technically employees of the Company and therefore are not compensated. The comment on the website regarding tours conducted since 1999 was meant to refer to the experience of the principals and not the corporate entity.

Prospectus Cover Page

Comment                      2.   Please revise here and throughout the prospectus to state that there is no guarantee that your common stock will be eligible for trading or quoted on the Over the Counter Bulletin Board.

Response:                     The Registration Statement has been revised in response to this request.

Prospectus Summary, page 5

Comment                      3.   Please indicate your monthly burn rate, as well as the amount of time that your present capital will last at this rate. In addition, revise the Our Business, Product Development Timeline and Management’s Discussion and Analysis of Financial Condition and Results of Operation sections accordingly.

Response:                     The prospectus summary of the Registration Statement has been revised to state that monthly expenses are difficult to estimate as much expenses depend on the number of participants in each tour.  Please see page 5 of the Registration Statement.

Comment                      4.   Please disclose that you do not have enough funds to continue developing your company beyond the next 12 months and that you do have not any plans to raise additional funds.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 5.

Corporate Background and Business Overview, page 5

Comment                      5.   Please revise this section, Our Business section, and throughout the prospectus to clarify whether you have already completed any travel tours. For example, we note your disclosure in this section that your “current tours are to Kona, Hawaii” and that you “currently offer sports travel packages, primarily basketball, to youth athletes.” You also state on page 25 that “[w]hile previous destinations have included overseas tours to Europe and Kona Hawaii, [you] intend to expand globally to other countries in Europe, Asia and Australia.”

Response:                     The Registration Statement has been revised to indicate that the Company has, in fact, completed its first tour to Kona, Hawaii as Prime Time Travel.   Please see page 5 of the Registration Statement.

Comment                      6.   If you have already completed tours to some destinations, please revise your disclosure to provide the number of tours completed and the tour dates and advise us why you have not recorded any revenues to date.

Response:                     The Registration Statement has been revised to disclose that the Company has recently concluded a tour in Kona, Hawaii. Revenues from this tour were minimal and will be reflected in our financial statements for the quarter ending June 30, 2011.

Comment                      7.   We note your disclosure that you “intend to expand [your] tours to Europe, Asia and Australia within the next three (3) years.” Please indicate whether you have any current plans, proposals, or understandings in this regard.

Response:                     The Registration Statement has been revised to indicate that the Company has no current arrangements or proposals with respect to its objective to expand its tour business beyond Hawaii. Please see page 5 and page 25 of the Registration Statement.

Comment                      8.   You state that you offer “primarily basketball” sports travel packages. Please list any other sports in which your business is involved or revise to clarify that basketball is the only one.

Response:                     The use of the word “primarily” has been deleted and the revised disclosure indicates that the Company currently offers sports travel packages in relation to basketball.

Risk Factors, page 7

Comment                      9.   Please include a risk factor discussing Mr. Listerman’s potential conflict of interests as your President and Chairman of the Board and controlling shareholder.

Response:                     The Registration Statement has been revised accordingly.  Please see page 8 of the Registration Statement.

Comment                      10.   Please include a separate risk factor to describe the lack of experience of your officers and directors in running a business or a public company.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 9 of the Registration Statement.

As a company in the early stage of development, page 7

Comment                      11.   It does not appear that you have a reasonable basis at this point to project that you will “expand [your] operations globally” based on the current state of your operations. As such, please revise to delete this projection here and throughout the prospectus.

Response:                     The Registration Statement has been revised accordingly.  Please see page 7 and 25.

We are uncertain of our ability to function as a going concern, page 7

Comment                      12.   Please revise this risk factor to clearly state that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:                     Please see the revision at page 7 of the Registration Statement.

We are in a competitive market and our inability to compete, page 8

Comment                      13.   Please remove references to large and established travel companies here and throughout the prospectus. Based on the current state of your operations, it is inappropriate to create the impression that these companies will be your direct competitors.

Response:                     The Registration Statement has been revised to clarify that these larger, established companies are not direct competitors but their resources to present risks to the Company's plans. Please see page 8 and 27.

If we lose the services of any of our suppliers, page 8

Comment                      14.   From your disclosure in the prospectus, it does not appear that you have agreements with any suppliers. Please revise this risk factor or advise. If you have material agreements with suppliers, please file them as exhibits to your registration statement and describe then in your business section.

Response:                     The Registration Statement has been revised to specifically indicate that the Company has executed agreements with an airline company and a hotel chain.  Please see page 8 and 25 of the Registration Statement.

We need to retain key personnel to support our product, service and ongoing operations, page 9

Comment                      15.   Please advise us what product or products you currently offer or intend to offer. If you do not offer any products, please revise your prospectus to delete all references to your products.

Response:                     The Registration Statement has been revised to delete all references to “products.”

If we fail to attract customers in a cost-effective manner, page 9

Comment                      16.   We note your disclosure about your “long-standing relationship” with school coaches and summer youth camps here and on page 27. Please provide a more detailed description of your business relationships in the Our Business and Competition and Competitive Strategy sections. Please also revise this risk factor to provide an estimate of the “substantial amounts” you intend to spend on marketing and advertising.

Response:                     The Registration Statement has been revised to add the disclosure that, while the Company is newly formed and has had limited activity to date, Mr. Listerman, the Company’s President has long-standing relationships with school coaches and summer youth camps, which relationships have been formed through his years of service as a teacher.  Please see page 10 and 27.

The success of our business depends on continued growth of online travel commerce, page 11

Comment                      17.   We note your disclosure that your “sales and revenues will not grow if customers do not purchase significantly more travel products online than they currently do.” However, it appears that you have no revenues to date. Please revise your disclosure for consistency.

Response:                     The Registration Statement has been revised to indicate that the Company’s first trip occurred in July 2011 and therefore the Company has generated minimal revenues.  Please see page 4, 33, 34.

Selling Stockholders, page 17

Comment                      18.   Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

Response:                     Our client has confirmed that the various shareholders listed in the Registration Statement hold their respective shares solely and each shareholder bearing a similar name is an adult living at her/his own address.

Our Business, page 24

Comment                      19.   Please revise this section significantly to discuss your detailed plan to become operational and generate revenue. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, revise to describe with more specificity what travel services you intend to provide to your future clients and whether you will provide these services exclusively to the school athletic teams.

Response:                     The Registration Statement has been revised accordingly.  Please see page 25.

Our Industry, page 25

Comment                      20.   It appears that you plan to target school sports teams to promote your services and compete in this segment of the travel industry market. It is unclear to us why you describe the trends applicable to the travel industry as a whole and list large national online travel agencies as your competitors. Please revise your disclosure accordingly. In addition, if available, please provide statistics that are more recent than the 2009 U.S. Travel Association data.

Response:                     The Registration Statement has been revised to remove references to large national online travel agencies. In addition, statistics from the 2010 U.S. Travel Association reports have replaced the older, 2009 statistics.  Please see page 25. Our client does continue to believe, however, that trends applicable to the industry as a whole do have an impact on its niche, for instance, the fear of terrorism-related incidents is likely to cause potential customers of our client’s tour packages to cancel or not book our tour packages in much the same manner as a family might decide not to take a trip to Europe for fear of flying.

Description of Business and Products Offered, page 25

Comment                      21.   You refer to your role as the organizer of “annual tours.” Please revise to discuss what you mean by this. For example, please discuss whether you intend to offer only one tour per year and the impact that will have on your expected revenues.

Response:                     The disclosure has been revised in order remove “annual” from the description of the Company’s tours.  Please see page 5, 25, and F-7.

Comment                      22.   Please explain in greater detail what affiliations you have with “individual schools” as this appears to be critical to your plan to generate revenues.

Response:                     The Registration Statement has been revised to clarify that the Company’s individual officers have affiliations with the Kentucky High School Athletic Association, the Ohio High School Athletic Association and other coaches associations.  In addition, the amended filing further expands on the details of such relationships.   Please see page 25 of the Registration Statement.

Comment                      23.   We note your disclosure in this section that you plan to increase your sales and increase your market share. If you have not completed any tours yet, please revise you disclosure to delete these statement or advise.

Response:                     The Registration Statement has been revised to indicate that the Company has recently concluded a trip to Hawaii.  Please see pages 5, 25, 33, and 34 of the Registration Statement.

Pricing, page 26

Comment                      24.   We note your disclosure that your “pricing strategy will be determined by market standards and compete with the existing service providers.” Please revise this section to expand your discussion of the pricing strategy in the travel industry so investors can better understand your anticipated pricing strategy.

Response:                     We have revised the Registration Statement to indicate that the Company’s pricing strategy will fluctuate according to hotel rates, airline fares and other suppliers’ costs.  Please see page 26.

Competition and Competitive Strategy, page 27

Comment                      25.   Please tell us why you believe that you will be creating “unique” competition tours and offering a “more personalized” service. In the alternative, please delete these statements.

Response:                     The Company intends to separate itself from its competition by targeting youth sports participants directly and creating unique competition tours by placing emphasis on sportsmanship and camaraderie among its participants. The Company’s management believes in the importance of creating a personal connection with each of their participants and intends to host dinners, gatherings and exchange of gifts with hosting teams. They intend to utilize a wide network of contacts within the youth sports community, including high school and middle school coaches that the Company’s officers have personal and long-standing relationships with in order to directly target potential customers.

Marketing & Sales Strategy, page 27 Sales Revenue, page 28

Comment                      26.   Please revise your disclosure to briefly explain what your “tour packages” will include. In addition, please make the same revision to the Our Business section.

Response:                     The disclosure contained in the Registration Statement has been expanded to include a description of what is included in the Company’s basic tour package.  Please see pages 5, 25, 27 of the Registration Statement.

Effect of Existing or Probable Government Regulation, page 29

Comment                      27.   Please summarize the material laws and regulations you reference in this section.

Response:                     The Registration Statement has been revised accordingly.  Please see page 28.

Employees, page 29

Comment                      28.   We note your disclosure that you have “no employees beyond [your] President.” However, it appears that Mr. Jon D. Albaugh serves as your Secretary. Please revise in this section and on page 31 for consistency. In addition, please revise to disclose what amount of time both of your officers devote to your business.

Response:                     The Registration Statement has been revised to reflect that Mr. Albaugh currently serves as the Secretary of the Company. In addition, the disclosure has been expanded to provide more detail about the amount of time that each of the officers will devote to the Company.  Please see page 30 of the Registration Statement.

Involvement in Certain Legal Proceedings, page 31

Comment                      29.   Please revise your disclosure to include information about your directors, director nominees or executive officers in the last ten years and promoters and control persons in the last five years. Refer to Items 401(f) and (g) of Regulation S-K.

Response:                     The Registration Statement has been revised accordingly.  Please see page 30.

Comment                      30.   We note your disclosure that you “have not paid since [your] inception, nor do [you] owe, any compensation to current or former officers for their services.” However, you also disclose on page 30 that your current two officers have served as your officers since your inception. Additionally, you state on pages F-1 1 and F-22 that you issued 6,000,000 shares to your President on December 15, 2010 as compensation. Please revise your disclosure for consistency. Please also include a Summary Compensation Table for 2010 to disclose this compensation as required by Item 402(n) of Regulation S-K.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 31.

Comment                      31.   Please disclose at what point you intend to begin compensating your officers for their services.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33

Overview, page 33

Comment                      32.   Please revise to explain what you mean by your disclosure that you “are currently generating revenues for the upcoming July 2011 trip to Hawaii” or delete this statement. In addition, please revise the third paragraph in this section to explain what your revenue estimations are based on, such as how many participants you expect to have and what the fees will be per participant. To the extent you include these projected revenues, please include projected expenses associated with the revenues.

Response:                     The Registration Statement has been revised to indicate that the revenues from the July 2011 trip to Hawaii were minimal.  Please see page 33.

Comment                      33.   Please explain your reference to revenues from “coaches’ fees.” Your business section disclosure does not indicate that you intend to generate revenue from this type of service.

Response:                     The Registration Statement has been revised to remove any reference to revenues from coaches’ fees.  Please see page 33.

Activities to date, page 33

Comment                      34.   We note your disclosure on page 29 in the Description of Property section that you “are currently operating out of the premises of [your] President, who has agreed to provide such space to [you] at no charge for the next 12 months.” Please reconcile this statement with your disclosure in this section that your “management has identified office space that it deems adequate, although no formal written agreements have been entered into.”

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 33.

Expenditures, page 34

Comment                      35.   The table indicates that you believe the legal and accounting costs of being a public reporting company will be $2,800 for a full year. Please tell us how you determined that you will be able to meet your Exchange Act reporting obligations for such a nominal amount of money.

Response:                     Please note that the $2,800 contained in the chart excludes the estimated amounts to be used for legal and accounting expenses of the Company as a result of it becoming a publicly traded company, which amount is estimated to be $28,000 as disclosed in the footnote immediately following the table.  Please see page 34.

Comment                      36.   We note that you had $33,598 in cash available at March 31, 2011. Please provide us a consolidated list of your expected expenses for the next twelve months. We note, in particular, the $30,011 in expenses disclosed on page 39 and the additional expenditures disclosed in the table on page 34.

Response:                     Below is a chart indicating our client’s estimated expenses for the next 12 months as well as a chart indicating the expenses in connection with the issuance and distribution of the securities being registered hereby:

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	TOTAL
Legal / Accounting*	700.00	800.00	500.00	800.00	2,800.00
Marketing	750.00	500.00	500.00	1,000.00	2,750.00
Software Development	0.00	0.00	1,000.00	500.00	1,500.00
Server Hosting	0.00	0.00	150.00	300.00	450.00
Telephone	250.00	400.00	250.00	250.00	1,150.00
Technical Support Staff	N/A	N/A	N/A	N/A	N/A
Office Rental	0.00	0.00	2,500.00	2,500.00	5,000.00
Office Supplies	300.00	500.00	300.00	400.00	1,500.00
Miscellaneous Admin.	300.00	300.00	300.00	500.00	1,400.00
__________
* These are routine legal and accounting costs. They do not include anticipated Exchange Act related legal and accounting fees to be incurred once the Company becomes a fully reporting company with the SEC. On an annualized basis, these costs are estimated to be approximately $28,000.

Name of Expense	Amount
Securities and Exchange Commission registration fee	$11.61
Legal, accounting fees and expenses (1)	$25,000.00
Edgar filing, printing and engraving fees (1)	$5,000.00
Total (1)	$30,011.61
___________
(1) Estimated.

Results of Operation, page 34

Comment                      37.   We note that you have sustained cumulative losses of $22,395 from inception. Please revise the Prospectus Summary and Our Business sections to disclose the cumulative losses.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 5, 24, and F-15.

Liquidity and Capital Resources, page 34

Comment                      38.   Please substantiate or delete your statement that you “anticipate [your] company will experience substantial growth during the next two years.”

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 34.

Statement of Operations, page F-15

Comment                      39.   Please revise the cumulative column on the right to reflect the cumulative net loss of $22,395 for the period presented. In addition, please eliminate “net loss per common share” for the cumulative period as it is not meaningful. Finally, please revise the overview section of your Management’s Discussion and Analysis of Financial Condition and Results of Operation to reflect cumulative net losses of $22,395.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page F-15.

Part II

Item 15. Recent Sales of Unregistered Securities, page 40

Comment                      40.   We note your disclosure on page F-11 that you issued 6,000,000 shares to your President as compensation. Please revise this section to include this sale. Refer to Item 701 of Regulation S-K.

Response:                     We have revised the Registration Statement in response to this comment.  Please see page 39.

Signatures, page 42

Comment                      41.   Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.
Undertakings, page 41

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 41.

Comment                      42.   Please revise this section to include the undertaking in Item 512(a)(6) of Regulation S-K or advise.

Response:                     The Registration Statement has been revised in response to this comment.  Please see page 40.

************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions.

Very truly yours,

	By:	/s/ David E. Danovitch
David E. Danovitch, Esq.

cc: Mr. Andrew M. Listerman